Filed Pursuant to Rule 424(b)(3)
Registration No. 333-262438

PROSPECTUS SUPPLEMENT
(To Prospectus dated April 1, 2022)

159,207,329 Shares of Common Stock
5,500,000 Warrants to Purchase Shares of Common Stock

This prospectus supplement (this “Prospectus Supplement”) supplements the prospectus dated April 1, 2022 (as supplemented to date, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration Statement No. 333-262438) filed with the Securities and Exchange Commission (the “Commission”) on January 31, 2022 and declared effective by the Commission on February 9, 2022, as amended by Post-Effective Amendment No. 1 to Form S-1 filed with the Commission on March 28, 2022 and declared effective by the Commission on April 1, 2022.

The Prospectus and this Prospectus Supplement relate to the offer by us of, and the resale by Selling Securityholders of: (i) 5,500,000 shares of Common Stock issuable upon the exercise of an aggregate of 5,500,000 warrants held by GM Sponsor II, LLC and HRM Holdings II, LLC, each of which is exercisable at a price of $11.50 per share (the “Private Placement Warrants”), (ii) 9,000,000 shares of Common Stock issuable upon the exercise of an aggregate of 9,000,000 warrants, each of which is exercisable at a price of $11.50 per share (the “Public Warrants”), (iii) 2,475,000 shares of Common Stock issuable upon the exercise of an aggregate of 2,475,000 warrants issued in connection with the funding of certain delayed draw subordinated secured notes, each of which is exercisable at a price of $12.50 per share (the “Delayed Draw Warrants”), (iv) 425,706 shares of Common Stock issuable upon exercise of warrants assumed by us in connection with the business combination transaction (the “Business Combination”) among us, Sunshine Merger Sub I Inc., Sunshine Merger Sub II, LLC and Sonder Operating Inc. (formerly known as Sonder Holdings Inc., “Legacy Sonder”) (the “Assumed Warrants” and together with the Private Placement Warrants, Public Warrants, Delayed Draw Warrants, the “Warrants”), and (v) 20,336 shares of Common Stock issuable upon the exercise of certain outstanding options to purchase Common Stock held by individuals who terminated their employment with Legacy Sonder prior to the Business Combination (the “Former Employee Options”).

The Prospectus and this Prospectus Supplement also relate to the resale from time to time by Selling Securityholders of: (i) 32,216,785 shares of Common Stock purchased at the Business Combination Closing Date by a number of subscribers pursuant to separate subscription agreements (the “PIPE Shares”), (ii) 9,972,715 shares of Common Stock held by GM Sponsor II, LLC, HRM Holdings II, LLC and certain former independent directors, (iii) an aggregate of 68,107,380 shares of Common Stock beneficially owned by certain former stockholders of Legacy Sonder; (iv) up to 7,272,691 shares which are issuable to certain former stockholders of Legacy Sonder upon the achievement of certain trading price targets for our Common Stock (the “Earn Out Shares”); (v) an aggregate of 22,387,448 shares of Common Stock issuable upon exchange of Canada Exchangeable Shares to certain former stockholders of Legacy Sonder; (vi) an aggregate of 1,829,268 shares of Common Stock transferred by Francis Davidson pursuant to a stock transfer agreement dated April 2021; and (vii) 5,500,000 Private Placement Warrants.

We will not receive any of the proceeds from the sale of the securities by the Selling Securityholders. We will receive proceeds from the exercise of the Warrants and Former Employee Options if the Warrants and Former Employee Options are exercised for cash. We will pay the expenses associated with registering the sales by the Selling Securityholders, as described in more detail in the section titled “Use of Proceeds” appearing elsewhere in the Prospectus.

This Prospectus Supplement should be read in conjunction with the Prospectus, which is to be delivered with this Prospectus Supplement. This Prospectus Supplement updates, amends and supplements the information included or incorporated by reference in the Prospectus. If there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement.

This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Current Report on Form 8-K

On June 9, 2022, we filed a Current Report on Form 8-K with the Commission. The portion of the text of such Form 8-K that is treated as “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, is attached hereto.

We are an “emerging growth company,” as defined under the federal securities laws, and, as such, may elect to comply with certain reduced public company reporting requirements for future filings.

Investing in our securities involves a high degree of risk. In reviewing the Prospectus and this Prospectus Supplement, you should carefully consider the matters described under the heading “Risk Factors” beginning on page 18 of the Prospectus.

You should rely only on the information contained in the Prospectus, this Prospectus Supplement or any prospectus supplement or amendment hereto. We have not authorized anyone to provide you with different information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is June 9, 2022.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): June 6, 2022

SONDER HOLDINGS INC.
(Exact name of registrant as specified in its charter)

Delaware	001-39907	85-2097088
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

101 15th Street
San Francisco,	California	94103
(Address of principal executive offices)		(Zip Code)
(617) 300-0956
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	SOND	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share	SONDW	The Nasdaq Stock Market LLC
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.05    Costs Associated with Exit or Disposal Activities.

On June 9, 2022, Sonder Holdings Inc. (the “Company”), announced its cash flow positive plan, which prioritizes reaching positive free cash flow without additional fundraising while preserving a robust cash cushion, including a reduction in force affecting approximately 21% of corporate roles and 7% of front line roles. The Company's Board of Directors approved the cash flow positive plan on June 6, 2022 and affected employees were informed of the reduction in force on June 8, 2022. The Company expects the reduction in force to be substantially completed by the end of the second quarter of 2022.

Total costs and cash expenditures for the reduction in force are estimated at $3.5 million to $5.5 million, substantially all of which are related to employee severance and benefits costs. The Company expects to recognize most of these pre-tax reduction in force charges in the second quarter of 2022.

Item 2.05 of this Report (“Item 2.05”) contains “forward-looking statements” within the meaning established by the Private Securities Litigation Reform Act of 1995, which are identified by words such as “plans,” “expects,” “may,” “believes,” “estimates” or “estimated, “intends,” and other similar words, expressions, and formulations. Item 2.05 contains forward-looking statements regarding the timing and scope of the reduction in force; and the amount and timing of the related charges. Many factors could affect the actual results of the reduction in force, and variances from the Company's current expectations regarding such factors could cause actual results of the reduction in force to differ materially from those expressed in these forward-looking statements. The Company presently considers the following to be a non-exclusive list of important factors that could cause actual results to differ materially from its expectations: estimates of employee headcount reductions; cash expenditures that may be made by the Company in connection with the reduction in force; and the number of outstanding unvested equity awards that will be canceled as a result of the reduction in force. A detailed discussion of these and other risks and uncertainties that could cause the Company's actual results to differ materially from these forward-looking statements is included in the documents that the Company files with the Securities and Exchange Commission on Forms 10-K, 10-Q and 8-K. These forward-looking statements speak only as of the date of this Report, and the Company does not undertake any obligation to revise or update such statements, whether as a result of new information, future events, or otherwise.

Item 5.02    Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On June 8, 2022, the Company announced internally that as part of the cash flow positive plan referenced in Item 2.05 above, Satyen Pandya stepped down from his position as the Company’s Chief Technology Officer effective June 8, 2022. Mr. Pandya will serve in an advisory role to the Company to ensure an orderly transition.

Item 5.07    Submission of Matters to a Vote of Security Holders.

On June 6, 2022, the Company held its annual meeting of stockholders (the “Annual Meeting”). At the Annual Meeting, a total of 144,497,641 (or 66.59%) of the Company’s issued and outstanding shares of common stock held of record as of April 12, 2022, the record date for the Annual Meeting, were present either in person or by proxy, which constituted a quorum for the transaction of business at the Annual Meeting.

The Company’s stockholders voted on the following proposals at the Annual Meeting. The final vote tabulation for each proposal is set forth below.

1.To elect the following two Class I directors to serve a three-year term. Each nominee under this proposal was elected to serve as a director of the Company until the 2025 annual meeting of stockholders or until their respective successor has been duly elected and qualified.

Nominee	For	Withheld	Broker Non-Votes
Francis Davidson	120,138,970	18,614,233	5,744,438
Nabeel Hyatt	120,176,483	18,576,720	5,744,438

2.To ratify the selection of Deloitte & Touche LLP as the independent registered public accounting firm for the Company for the fiscal year ending December 31, 2022. This proposal was approved as set forth below:

For	Against	Abstain	Broker Non-Votes
144,413,232	83,368	1,041	N/A

3.To approve an amendment to the Company’s Amended and Restated Certificate of Incorporation to increase the number of shares of authorized common stock, par value $0.0001 per share, from 400,000,000 shares to 2,250,000,000 shares, and to make a corresponding change to the number of authorized shares of General Common Stock and of capital stock. This proposal was not approved as set forth below:

For	Against	Abstain	Broker Non-Votes
69,352,117	75,048,377	97,147	N/A

Item 7.01    Regulation FD Disclosure.

On June 9, 2022, the Company issued a press release and an investor presentation announcing its cash flow positive plan, which prioritizes reaching positive free cash flow without additional fundraising while preserving a robust cash cushion, including a reduction in force affecting approximately 21% of corporate roles and 7% of front line roles. This press release and investor presentation are furnished as Exhibit 99.1 and Exhibit 99.2 hereto, respectively.

The information provided pursuant to Item 7.01, including Exhibit 99.1 and Exhibit 99.2 attached hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933 or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01    Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
99.1	Press Release, dated June 9, 2022
99.2	Investor Presentation, dated June 9, 2022
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SONDER HOLDINGS INC.
Date: June 9, 2022	By: /s/ Sanjay Banker
Sanjay Banker
President and Chief Financial Officer